Volaris Reports August 2021 Traffic Results:

23% capacity growth versus 2019 and 85% Load Factor

Mexico City, Mexico, September 7, 2021 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports its August 2021 preliminary traffic results.

In August 2021, demand in the domestic Mexican and international markets for Volaris increased 29.4% and 13.9%, respectively, as compared to August 2019. The Company capitalized on opportunities to add capacity, both domestically (+28.5%) and internationally (+10.5%), while maintaining a high load factor (84.8%). In August 2021, Volaris transported 2.3 million passengers, 22% higher than the pre-pandemic levels.

The Company reaffirms its guidance for the quarter, including capacity growth of 20-22% versus the third quarter of 2019.

	August 2021	August 2020 Variation	August 2019 Variation	YTD August 2021	YTD August 2020 Var.	YTD August 2019 Var.
RPMs (million, scheduled & charter)
Domestic	1,622	72.1%	29.4%	10,926	72.5%	11.8%
International	616	117.2%	13.9%	3,910	76.8%	(4.2%)
Total	2,238	82.5%	24.8%	14,836	73.6%	7.1%
ASMs (million, scheduled & charter)
Domestic	1,871	46.2%	28.5%	12,734	62.0%	14.2%
International	768	87.5%	10.5%	4,897	78.2%	(3.0%)
Total	2,639	56.2%	22.7%	17,631	66.2%	8.8%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	86.7%	13.1 pp	0.6 pp	85.8%	5.2 pp	(1.8) pp
International	80.3%	11.1 pp	2.4 pp	79.8%	(0.7) pp	(1.1) pp
Total	84.8%	12.3 pp	1.4 pp	84.1%	3.6 pp	(1.4) pp
Passengers (thousand, scheduled & charter)
Domestic	1,832	78.7%	22.7%	12,244	72.8%	5.3%
International	440	136.0%	17.6%	2,820	87.3%	(1.3%)
Total	2,273	87.6%	21.7%	15,063	75.4%	4.0%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 180 and its fleet from four to 94 aircraft. Volaris offers more than 470 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com / +52 55 3104 5264